16941 Keegan Ave., Carson, CA 90746
Phone & Fax (310) 735-0085

Mr. William H. Thompson, Accounting Branch Chief
Mr. Adam Phippen, Staff Accountant
Ms. Donna Di Silvio, Staff Accountant
Office of Consumer Products
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

January 28, 2016

Re:    U.S. Auto Parts Network, Inc.
Form 10-K for the Fiscal year ended January 3, 2015
Filed March 20, 2015
Items 2.02 and 9.01 Form 8-K Filed November 2, 2015
Items 7.01 and 9.01 Form 8-K Filed November 2, 2015
Form 10-Q for the Quarterly Period Ended October 3, 2015
Filed November 4, 2015
File No. 1-33264

Dear Messrs. Thompson, Phippen and Di Silvio:

This letter is being transmitted by U.S. Auto Parts Network, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated December 29, 2015 (the “Comment Letter”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended January 3, 2015, (ii) Items 2.02 and 9.01 Form 8-K filed November 2, 2015, (iii) Items 7.01 and 9.01 Form 8-K filed November 2, 2015, and (iv) Form 10-Q filed November 4, 2015. The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 10-K
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 39
1. Reference is made to the third full paragraph on page F-31 which discloses that the Common Stock Purchase Agreement limits the use of the $7 million in proceeds from the sale of AutoMD, Inc. common stock to only general operating purposes of AutoMD, Inc. Please tell us your consideration of disclosing the amount of cash included in cash and cash equivalents as of January 3, 2015 which can be used only for general operating purposes of AutoMD, Inc. and the impact this had and will have on your overall liquidity.

Management respectfully advises the Staff that our future filings, beginning with the Form 10-K for the fiscal year ended January 2, 2016, will reflect a more detailed discussion in Management’s Discussion and Analysis of cash and cash equivalents of our two operating segments, including noting any restrictions on our use of cash and the impact on liquidity, if any, of those restrictions. Based on our current operating plan, we do not believe than any restrictions on our use of cash will impact our liquidity because our existing cash and cash equivalents, investments, cash flows from operations and credit facility will be sufficient to finance both of our operating segments through at least the next twelve months. For example, our discussion of liquidity is expected to include disclosure similar to the following:

Liquidity and Capital Resources
Sources of Liquidity
During the fifty-two weeks ended January 2, 2016, we primarily funded our Base USAP operations with cash and cash equivalents generated from operations as well as through borrowing under our credit facility, and primarily funded our AutoMD operating segment using the cash investment from third-party investors. We had cash and cash equivalents of $XX as of January 2, 2016, representing a $XX decrease from $7,653 of cash and cash equivalents as of January 3, 2015. The cash decrease was primarily due to the use of $XX of the AutoMD cash investment which funds are restricted for general operating purposes of AutoMD.
As of January 2, 2016, the Company had $XX of cash and cash equivalents, including $XX that was restricted to be used only for general operating purposes of AutoMD unless otherwise approved by AutoMD’s Board of Directors. Based on our current operating plan, we believe that our existing cash and cash equivalents, investments, cash flows from operations and credit facility will be sufficient to finance both our Base USAP and AutoMD operating segments through at least the next twelve months (see “Debt and Available Borrowing Resources” and “Funding Requirements” below).
As of January 3, 2015, our credit facility provided for a revolving commitment of up to $40,000 subject to a borrowing base derived from certain of our receivables, inventory and property and equipment (see “Debt and Available Borrowing Resources” below).

Notes to Consolidated Financial Statements; Note 15 - Segment Information, page F-30
2. Please disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40. In this regard, we note that your most recent investor presentation at Form 8-K filed November 2, 2015 discloses private label and branded revenues from collision parts, engine parts and performance and accessories.

We note the Staff’s comment and our future filings, beginning with the Form 10-K for the fiscal year ended January 2, 2016, will reflect our private label and branded revenue from collision parts, engine parts and performance accessories in an additional table in the Segment Footnote as shown below. Please note the prior years' data will only include online revenue as that is all we tracked at the time. This is also consistent with the disclosure in our prior years' investor presentations.

The following table summarizes the approximate distribution of Base USAP revenue by product type. Revenue for the fiscal years 2014 and 2013 represents online sales revenue only.

	2015	2014	2013
Private label
Collision	XX%	XX%	XX%
Engine	XX%	XX%	XX%
Performance	X%	X%	X%

Branded
Collision	XX%	XX%	XX%
Engine	XX%	XX%	XX%
Performance	X%	X%	X%

Items 2.02 and 9.01 Form 8-K Filed November 2, 2015 Exhibit 99.1
3. Reference is made to your disclosure of projected 2015 and 2016 Adjusted EBITDA. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

We note the Staff’s comment, and when disclosing projected non-GAAP Adjusted EBITDA in future filings, we will show with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP, and an appropriate reconciliation between it and the non-GAAP measure. Currently we have tables that reconcile Adjusted EBITDA for the current period to Net Income and will include a similar table when disclosing projected non-GAAP Adjusted EBITDA.

Items 7.01 and 9.01 Form 8-K Filed November 2, 2015 Exhibit 99.1
4. Reference is made to your disclosure of historical and projected EBITDA and historical Adjusted EBITDA. In future filings please present the most directly comparable financial measure calculated and presented in accordance with GAAP and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Rule 100(a) of Regulation G.

We note the Staff’s comment, and when disclosing historical and projected EBITDA and historical Adjusted EBITDA in future filings, we will show with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP, and an appropriate reconciliation between it and the non-GAAP measure, similar in format to those presented in our Item 2.02 and 9.01 Form 8-K's.

Form 10-Q for the Quarterly Period Ended October 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP measures, page 21
5. Given your disclosure stating that management utilizes Adjusted EBITDA for evaluating your capacity to fund capital expenditures as well as a measure of your operating performance, please explain why you have not reconciled this non-GAAP liquidity measure to operating cash flow as the most directly comparable GAAP measure, in addition to net income, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

Management respectfully advises the Staff that the SEC has stated, in footnote 26 to Commission Release No. 33-8176 Conditions for Use of Non-GAAP Financial Measures, that it did not deem it appropriate to provide a definition for the “most directly comparable financial measure calculated and presented in accordance with GAAP” because registrants should have the “flexibility to best make the determination as to which is the “most directly comparable financial measure calculated and presented in accordance with GAAP.”Accordingly, the Company respectfully submits that it believes that reconciling Adjusted EBITDA to Net Income is the most directly comparable financial measure calculated and presented in accordance with GAAP because the Company uses Adjusted EBITDA as a supplemental measure to evaluate the overall performance of the business and not as a stand-alone liquidity measure.

We note the disclosure that management utilizes Adjusted EBITDA for evaluating our capacity to “fund capital expenditures” as well as a measure of our operating performance. Beginning with our Form 10-K for the period ended January 2, 2016, we will revise the disclosure to read as follows:

Management uses Adjusted EBITDA as one measure of the Company’s operating performance because it assists in comparing the Company’s operating performance on a consistent basis by removing the impact of items that are not expected to be recurring. Internally, this non-GAAP measure is also used by management for planning purposes, including the preparation of internal budgets; for allocating resources to enhance financial performance; and for evaluating the effectiveness of operational strategies. The Company also believes that analysts and investors use Adjusted EBITDA as a supplemental measure to evaluate the ongoing operations of companies in our industry. Additionally, lenders or potential lenders use Adjusted EBITDA to evaluate the Company’s ability to repay loans.

6. In regard to your use of adjusted EBITDA as a liquidity measure, it appears to us your definition excludes expenses that may require cash settlement, such as restructuring costs. Please explain to us the consideration you gave to Item 10(e)(1)(ii)(A) in determining whether it is appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from a non-GAAP liquidity measure.

As noted in our response to question #5 above, on a go forward basis we will refer to Adjusted EBITDA as a measure of the Company’s operating performance and not as a liquidity measure.

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Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions, and we will look forward to speaking with you soon.

Very truly yours,

/s/ Neil Watanabe
Neil Watanabe
Chief Financial Officer

Cc:     Adam Phippen, SEC Staff Accountant
Donna Di Silvio, SEC Staff Accountant